SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 21, 2014 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

As previous informed, at the end of the fiscal year ended on June 30, 2014, occurred the closing of the transaction by which Dolphin Netherlands B.V. (“DN B.V.”), a shell corporation of Dolphin Fund Limited (“DFL”), a trust incorporated under the laws of the Isle of Bermuda, acquired together with C.A.A. Extra Holdings Limited, a company incorporated under the laws of Israel, controlled by Mordechay Ben Moshé ( “ETH”) 106,6 million ordinary shares of IDB Development Corporation Ltd. ( “IDBD”) representative of 53,33% of its issued share capital. . Such acquisition was made in the framework of the debt arrangement process of the parent company of IDBD, IDB Holdings Corporation Ltd., with its creditors. In accordance with the terms of a shareholders’ agreement entered into by DFL and E.T.H.M.B.M. Extra Holdings Ltd. (a corporation controlled by Mordechay Ben Moshé), to which DN B.V. and CAA acceded, DN B.V. participated in such investment for 50% while CAA acquired the remaining 50% of such investment. The total amount invested amounted to NIS 950 million, equivalent to approx. U$S 272 million. The financial statements of DFL has been consolidated with the financial statements of the Company as of June 30, 2014.

On the basis of the previous comments and given the complexity and uncommonness of the transaction carried out on that jurisdiction (Israel), through DN B.V., as well as the dynamic of the operation and its different aspects, after a technical revision done by the Executive Committee and the Board of Directors, it has been considered appropriate to review the valuation and exposure of the transaction taking into consideration certain items that could possibly modify the financial result of the whole operation.

In that regard, it was resolved to make a broader analysis of the financial statements of IRSA as of June 30, 2014, in order to determine if the interpretation applied to several terms and conditions of the acquisition of IDBD were partial and should be modified. The main aspect is to determine if given the commitments assumed by DN B.V., who committed to exercise future tender offers of additional shares of IDBD before December 31, 2015 and December 31, 2016 for minimal amounts already established should be measured and reflected at a different value to the one taken at the closing of the financial statements ended on June 30, 2014 in the state of evolution of the net assets, the results of operations and in the consolidated results of the fiscal year ended on June 30, 2014.

On the basis of such premises it was instructed to the managers to do such analysis and, if applicable, to elaborate the financial statements reflecting the possible modifications that may arise as a result of such revaluation and to register them. The outcome of those proceedings will be communicated as soon as possible.

In that sense, the Board of Directors has resolved to publish the amendment to the financial statements ended as of June 30, 2014 after being approved by the Board of Directors and in protection of the shareholders interests it will be analyzed to propose a recess to the next annual shareholders meeting that will be held on October 31, 2014, to allow the analysis of such changes.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: October 22, 2014